

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>Mail Stop 3010</u>

May 28, 2009

Mr. David L. Messenger
Senior Vice President and Chief Financial Officer
UDR, Inc.
1745 Shea Center Drive, Suite 200
Highlands Ranch, CO 80129

> **Re: UDR, Inc.**
> **Annual Report on Form 10-K**
> **Filed February 26, 2009**
> **File No. 001-10524**

Dear Mr. Messenger:

We have completed our review of your Annual Report on Form 10-K and related filings and have no further comments at this time.

Sincerely,

Duc Dang
Attorney-Advisor